September 8, 2006

Mail Stop 3561

Frank A. Cappello
Vice President - Finance and Chief Financial Officer
SIFCO Industries, Inc.
970 East 64th Street
Cleveland, OH 44103

RE: SIFCO Industries, Inc.
File No. 001-05978
Form 10-K: For the Fiscal Year Ended September 30, 2005

Dear Mr. Cappello:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief